FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

ABN AMRO HOLDING N.V.
Commission File Number: 001-14624

ABN AMRO BANK N.V.
Commission File Number: 001-14624-05

(Translation of Registrant’s name into English)

THE
NETHERLANDS
(Jurisdiction of Incorporation)

Gustav Mahlerlaan 10,
1082 PP Amsterdam, The Netherlands
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

Form 20-F X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No X

Schedule of Information Contained in this Report:
--------------------------------------------------------------
Tax Matters Opinion of Davis Polk & Wardwell

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-89136.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 19, 2005

ABN AMRO HOLDING N.V.

By:	/s/ Laura Schisgall

	Name:	Laura Schisgall
	Title:	Attorney-in-fact

By:	/s/ Russell Brenner

	Name:	Russell Brenner
	Title:	Attorney-in-fact

ABN AMRO BANK N.V.

By:	/s/ Laura Schisgall

	Name:	Laura Schisgall
	Title:	Attorney-in-fact

By:	/s/ Russell Brenner

	Name:	Russell Brenner
	Title:	Attorney-in-fact

DAVIS POLK & WARDWELL
450 LEXINGTON AVENUE
NEW YORK, NEW YORK 10017

August 19, 2005

ABN AMRO Bank N.V.
Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
Ladies and Gentlemen:

     We have acted as special tax counsel to ABN AMRO Bank N.V., a limited liability company incorporated under the laws of The Netherlands (the “Company”), in connection with the preparation and filing of a Pricing Supplement (No. 236) dated August 12, 2005 (the “Pricing Supplement”) to a supplemental prospectus dated September 18, 2003 (the “Supplemental Prospectus”) to registration statement number 333-89136 on Form F-3 (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Item 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

     We have reviewed the discussion contained under the heading “United States Federal Income Taxation” in the Pricing Supplement. In our opinion, such discussion, insofar as it relates to U.S. federal income tax matters, and subject to the conditions and limitations set forth in the discussion, sets forth the material U.S. federal income tax considerations applicable generally to U.S. holders of the securities offered pursuant to the Pricing Supplement (the “Securities”) as a result of the ownership and disposition of the Securities.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us under the headings “United States Federal Income Taxation” in the Pricing Supplement included therein. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Davis Polk & Wardwell

Davis Polk & Wardwell